Exhibit 12.1

HOSPITALITY PROPERTIES TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Three Months Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Net Income	$43,372	$35,233	$169,039	$129,903	$127,091	$238,213	$142,202
Fixed Charges	30,655	18,988	81,451	65,263	50,393	44,536	42,424
Adjusted Earnings	$74,027	$54,221	$250,490	$195,166	$177,484	$282,749	$184,626

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$30,655	$18,988	$81,451	$65,263	$50,393	$44,536	$42,424

Ratio of Earnings to Fixed Charges	2.41x	2.86x	3.08x	2.99x	3.52x	6.35x	4.35x